3/1/06 SS

06002302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 2 SECTION WASH. D.C. 192

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirlin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 Jericho Turnpike
(No. and Street)

Syosset (City) NY (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Shapiro (516) 393-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry E. Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirlin Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CATHERINE M McELROY
Notary Public, State of New York
No. 01MC4810155
Qualified in Nassau County
Commission Expires Feb. 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Kirlin Securities, Inc.

We have audited the accompanying statement of financial condition of Kirlin Securities, Inc. (a wholly-owned subsidiary of Kirlin Holding Corp.) (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Kirlin Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, during the year ended December 31, 2005 the Company has incurred a net loss of $5,289,004 and a reduction in excess net capital from $3,358,816 at December 31, 2004 to $420,268 at December 31, 2005 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
January 27, 2006

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

KIRLIN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Kirlin Holding Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash		$ 3,284,258
Corporate bonds, at market value		158,281
Other assets		352,788
TOTAL ASSETS		$ 3,795,327
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Securities sold, not yet purchased, at market value	$ 17,553	
Accrued compensation payable	119,089	
Due to financial institution	611,279	
Accounts payable and accrued expenses	2,057,963	
TOTAL LIABILITIES		$ 2,805,884
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, par value $.001; 100 shares authorized; 10 shares issued and outstanding	--	
Additional paid-in capital	10,009,243	
Accumulated deficit	(9,019,800)	
TOTAL STOCKHOLDER'S EQUITY		989,443
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 3,795,327

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Kirlin Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of Kirlin Holding Corp. ("KHC" or the "Parent"), a U.S. public corporation.

On November 18, 2005, the Company obtained regulatory approval to sell its retail clientele to another broker-dealer and to change its business activities to engage in the following types of business: (i) structuring investment banking deals involving private placements, acquisition capital, strategic introductions, bridge financing, merchant banking, and venture capital; and (ii) advising clients on growth strategies, business planning, strategic investments, technology outsourcing, liquidity strategies, recapitalizations, valuations, and fairness opinions (see Note 4). Prior to this time the Company (i) was a full-service, retail-oriented brokerage firm, specializing in the trading and sale of both equity and fixed income securities, including mutual funds to customers, as well as, proprietary trading for its own account; (ii) offered a managed assets portfolio program to manage the financial assets of its clients; and (iii) was an introducing broker that cleared all its transactions through clearing organizations on a fully disclosed basis. The Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2 - Going Concern and Management's Plans

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2005, the Company has incurred a net loss of $5,289,004 and a reduction in excess net capital from $3,358,816 at December 31, 2004 to $420,268 at December 31, 2005 which raises substantial doubt about its ability to continue as a going concern. This financial statement does not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that may be necessary should the Company be unable to continue as a going concern.

As more fully described in Note 4, the Company sold its' retail clientele during November 2005. In connection with this agreement, the Company will receive revenue for a two-year period from the date of the agreement. The Company is also focusing its' efforts to generate additional revenue from investment banking transactions. In addition, as a result of and in conjunction with the sale of the Company's retail clientele, the Company has significantly reduced its operating expenses in order to preserve cash for the repayment of outstanding liabilities at December 31, 2005. However, the Company may also need to consider other alternatives which would include the modification of existing commitments under employment agreements with certain executives (see Note 9) or the requirement to

NOTE 2 - Going Concern and Management's Plans, continued

obtain third party funding in order to continue as a going concern. There can be no assurances that the Company will be successful in these endeavors.

NOTE 3 - Summary of Significant Accounting Policies

Securities Transactions
Securities transactions are recorded on a trade date basis.

Substantially all of the Company's financial instruments are carried at market value with the exception of non-marketable securities which are valued at fair value as determined by management and have no fair value at December 31, 2005.

Use of Estimates in the Financial Statement
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentrations of Credit Risk
Until the time the Company sold its retail clientele (see Note 4), the Company engaged in trading and a broad range of securities brokerage and investment services to a primarily retail clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities included broker-dealers and clearing organizations, and may have also included banks and other financial institutions. The Company used clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company used one clearing broker for substantially all of its business. The Company permitted the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its clients and counterparties in fulfilling its contractual obligations was directly impacted by volatile or illiquid trading markets, which may have impaired the ability of clients and counterparties to satisfy their obligations to the Company.

NOTE 3 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued

The Company agreed to indemnify the clearing brokers for losses they incurred while extending credit to the Company's clients. It was the Company's policy to review, as necessary, the credit standing of its clients and each counterparty. Amounts due from clients that were considered uncollectible were charged back to the Company by the clearing broker when such amounts become determinable. At December 31, 2005, there are no amounts due from clients included in the accompanying statement of financial condition.

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants or purchase options as part of its underwriting and placement agent activities.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2005, at the market values of the related securities and will incur a loss if the market value of these securities increases subsequent to December 31, 2005.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At December 31, 2005, the Company had balances in excess of the FDIC limits.

Non-Marketable Securities

Non-marketable securities represent investments in restricted shares in public companies and shares in privately held companies not readily marketable, which have been valued at fair value as determined by management.

Recent Accounting Pronouncement

In June 2005, the FASB published Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS 154 completely replaces Accounting Principles Bulletin No. 20 and SFAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in

NOTE 3 - Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncement, continued
the reporting entity, and the correction of errors. The requirements in SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company will apply these requirements to any accounting changes after the implementation date. The application of this pronouncement is not expected to have an impact on the Company's financial position, results of operations, or cash flows.

Income Taxes
The Company files for income tax purposes on a consolidated basis with KHC; however, the Company's income tax has been calculated on a separate return basis for these financial statements. Federal and New York State income taxes payable are payable to the Parent. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax amount will not be realized.

NOTE 4 - Sale of Retail Clientele

On September 23, 2005, the Company agreed to sell all of its retail accounts to another broker-dealer, which was approved by the NASD on November 18, 2005. The agreement calls for the Company to receive quarterly payments for a period of two years after November 15, 2005 comprised of (i) 10% of commissions related to accounts not associated with the Company's former Princeton office; (ii) 5% of the commissions in excess of $250,000 related to accounts associated with the Company's former Princeton office; and (iii) 40% of gross revenues received by the acquiring broker-dealer related to client balances in money market accounts, margin interest rate net spreads, unassigned mutual fund trailer fees, IRA annual fee renewal spreads, and ACAT fee spreads and (iv) $4.00 for each ticket written with respect to any transferred accounts.

NOTE 5 - Securities Sold, Not Yet Purchased, At Market Value

Securities sold, not yet purchased, consist of state and municipal obligations with a market value of $17,553. These represent obligations of the Company to deliver specified securities by purchasing the securities in the market at prevailing market prices.

NOTE 6 - Clearing Agreement

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company through November 15, 2005. As provided in the clearing agreement, the clearing broker rebated in amounts and at dates specified in the agreement, 50% of the clearing fees and other items (as defined) up to a maximum of $2,500,000. During February 2005, the Company collected the rebate receivable of $1,671,016 (see Note 11) which was outstanding at December 31, 2004.

NOTE 7 - Due to Financial Institution

As of December 31, 2005, the amount due to financial institution of $611,279 included in the accompanying statement of financial condition represents a disputed buy-in during October 2005. The Company is a customer of this institution. On January 5, 2006, the Company lodged a customer complaint with the NASD and the institution and intends to pursue this matter separately in arbitration. The Company cannot predict the outcome of the dispute at this time and has accrued the full amount at December 31, 2005 related to this matter.

NOTE 8 - Income Taxes

The deferred tax assets at December 31, 2005 result from the following:

	Amount
Net operating loss carryforwards	$2,033,951
Unrealized depreciation on non-marketable securities	106,861
Allowance for doubtful accounts on representative loans	172,884
Accrued compensation payable	28,767
Accrued expenses	290,730
	2,633,193
Less: valuation allowance	(2,633,193)
Deferred Tax Assets, Net	$ --

In recognition of the uncertainty regarding the ultimate amount of future income tax benefits to be derived from these deferred tax items, the Company has recorded a full valuation allowance of $2,633,193 at December 31, 2005. An increase in the valuation allowance of approximately $2,304,000 has been recorded during the year ended December 31, 2005 because it is more likely than not that the deferred tax assets will not be realized.

NOTE 8 - Income Taxes, continued

The Company has federal and various state net operating loss carryforwards of approximately $4,505,000 and $7,816,000 respectively. These net operating loss carryforwards are available to offset future federal and state taxable income through 2025.

NOTE 9 - Commitments

Leases

The Company leases office space and office equipment at several locations under non-cancelable leases expiring at various times through September 30, 2008. Several leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

The minimum annual rental payments for these leases are as follows:

For the Year Ending December 31,	Amount
2006	$277,283
2007	193,989
2008	76,865
Total	$548,137

During the year ended December 31, 2005, the Company vacated its rental leases in Princeton and Iselin, New Jersey. As these leases were non-cancelable, the Company is required to pay the remaining balances on these lease commitments. As a result of the Company vacating the Princeton lease, the Company has approximately $85,000 remaining in accounts payable and accrued expenses in the accompanying statement of financial condition, which represents the difference between the Company's remaining obligations to the lessor after taking into account the payments related to the expected assignment of the lease. The Company is presently waiting for the final agreement related to the assignment of the Princeton lease. The Company has approximately $95,000 remaining in accounts payable and accrued expenses in the accompanying statement of financial condition related to the Company vacating its Iselin lease.

During the year ended December 31, 2004, the Company vacated its rental lease in Florida. This lease is non-cancelable where the Company is required to pay the remaining balances on these lease commitments. The Company has approximately $267,000 remaining in accounts payable and accrued expenses in the accompanying statement of financial condition related to the Company vacating its Florida lease. The Company subleased its rental space in Florida from July 15, 2004 to July 15, 2005 on a month to month basis. Minimum lease payments under this lease amount to $5,000 per month.

NOTE 9 - Commitments, continued

Employment Contracts

As of December 31, 2005, the Company has employment agreements with certain executives through August 2008. The agreements provide for base salaries, discretionary bonuses, brokerage commissions, and allowances.

The minimum annual payments are as follows:

For the Year Ending December 31,	Amount
2006	$ 755,000
2007	755,000
2008	503,333
	$2,013,333

Retirement and Savings Plan

The Company sponsored a retirement and savings plan for all full-time employees over the age of 21 pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) plan"). Employees become eligible to contribute to the plan after 3 months of employment. Under the plan, eligible employees may contribute up to 15% of their pre-tax compensation (up to the legal limit).

During November 2005, the Company adopted a resolution terminating its 401(k) plan and ceasing deferral contributions as of December 31, 2005. The termination of the 401(k) plan is subject to final review and approval by the Internal Revenue Service.

NOTE 10 - Contingencies

In the normal course of the Company's business, the Company is involved in claims, arbitrations and other proceedings brought by its clients and former employees. In the opinion of the Company's management, based upon its evaluation of each of these matters and the reserves established by the Company, that the resolution of all claims presently pending will not have a material adverse effect on the financial condition of the Company.

In November 2005, the NASD initiated a formal disciplinary proceeding against the Company, alleging that certain actions by the Company and its personnel constituted a

NOTE 10 - Contingencies, continued

claimed manipulation of the stock of the Parent by KHC's President, who is the former co-CEO of the Company, and also alleged a failure by the Company to provide "best execution" to a single customer with respect to a stock repurchase by the Company, as well as related recordkeeping and supervisory failures. None of the charges relate to the current operations of the Company. The NASD staff has not informed the Company what sanctions it intends to seek related to the alleged past conduct. The Company and all principals involved have cooperated fully with the NASD.

The Company cannot predict the outcome of the NASD disciplinary action at this time, and is unable to determine whether this matter will have a material adverse effect on the financial condition of the Company. As of December 31, 2005, the Company has accrued $300,000 related to this matter.

NOTE 11- Subordinated Borrowings

Subordinated borrowings which had been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("rule 15c3-1") represented a subordinated loan arrangement between the Company's main clearing broker, in the original amount of $2,500,000. The agreement was non-interest bearing and called for a principal payment of $250,000 on March 31, 2003 and equal payments of $62,500 at the end of each subsequent calendar quarter through March 31, 2005, on which date the entire unpaid principal balance of $1,812,500 was due. On February 2, 2005, the NASD approved the Company's request to prepay the remaining principal balance in the amount of $1,812,500 related to the subordinated loan arrangement with its clearing broker. On February 7, 2005, the Company repaid this amount with the proceeds from the collection of the rebate receivable of $1,671,016 and the proceeds from a short-term loan from the clearing broker of $141,484.

In addition, under the terms of the subordinated loan agreement, the Company is required to maintain net capital at all times until the loan was repaid in an amount at least equal to the sum of the outstanding principal balance of the loan plus 100% of the net capital amount the Company was required to maintain in accordance with rule 15c3-1.

NOTE 12 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2005, the Company had net capital, as defined, of $606,156, which exceeded its minimum net capital requirement of $185,888 by $420,268. The Company's ratio of aggregate indebtedness to net capital was 4.6 to 1 at December 31, 2005.

NOTE 13 - Stockholder's Equity

KHC has two stock plans covering 1,600,000 shares of KHC's common stock, pursuant to which officers, directors, key employees and consultants of KHC and the Company are eligible to receive incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock-based awards. At December 31, 2005, options to purchase 207,814 shares of KHC common stock at exercise prices between $1.45 and $32.25 per share are outstanding to employees of the Company. Such options vest over periods of up to five years and are exercisable at various dates through February 2014.